United States securities and exchange commission logo





                               January 25, 2022

       Iris Yan
       Chief Financial Officer
       Taoping Inc.
       Unit 3102, 31/F, Citicorp Centre
       18 Whitefield Road, Hong Kong

                                                        Re: Taoping Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed January 14,
2022
                                                            File No. 333-262181

       Dear Ms. Yan:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3

       Cover Page

   1.                                                   Provide prominent
disclosure about the legal and operational risks associated with being based in or having the
majority of the company   s operations in China. Your disclosure
                                                        should make clear
whether these risks could result in a material change in your operations and/or the value of the
securities you are registering for sale or could significantly limit or completely hinder your
ability to offer or continue to offer securities to investors and cause the value of such
securities to significantly decline or be worthless. Your disclosure should address how
recent statements and regulatory actions by China   s government, such
                                                        as those related to the
use of variable interest entities and data security or anti-monopoly concerns, have or may
impact the company   s ability to conduct its business, accept
                                                        foreign investments, or
list on a U.S. or other foreign exchange. Please disclose whether
 Iris Yan
Taoping Inc.
January 25, 2022
Page 2
      your auditor is subject to the determinations announced by the PCAOB on December 16,
      2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
2. Provide a description of how cash is transferred through your organization. Provide cross-
      references to the consolidated financial statements.
Prospectus Summary, page 2

3. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021, and whether the PCAOB can inspect the audit workpapers of the
      company   s China subsidiaries, and the implications to the company.
Risk Factors, page 7

4. We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the decrease in the number of non-inspection
      years    from three years to two years would reduce the time before your securities may be
      prohibited from trading or delisted. Update your disclosure to reflect that, pursuant to the
      HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Please also disclose whether the PCAOB can inspect the
      audit workpapers of the company   s China subsidiaries, and the
implications to the
      company.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch
Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,
FirstName LastNameIris Yan
                                                            Division of
Corporation Finance
Comapany NameTaoping Inc.
                                                            Office of
Technology
January 25, 2022 Page 2
cc:       Kevin (Qixiang) Sun
FirstName LastName